UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

FNB Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302515101

(CUSIP Number)

February 28, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-l (b)

☒	Rule 13d-l (c)

☐	Rule 13d-l (d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302515101	13G	Page 2 of 5 Pages

(1)	Name(s) of reporting persons Thomas C. McGraw
(2)	Check the appropriate box if a member of a group	(a)	☐
	(see instructions)	(b)	☐
(3)	SEC use only
(4)	Citizenship or place of organization		USA

Number of shares beneficially owned by each reporting person with:
	(5) Sole voting power		8,768
	(6) Shared voting power		156,101
	(7) Sole dispositive power		8,768
	(8) Shared dispositive power		156,101
(9)	Aggregate amount beneficially owned by each reporting person		164,869
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9)		5.43%
(12)	Type of reporting person (see instructions)		IN

Page 3 of 5 Pages

Item 1(a)	Name of issuer: FNB Bancorp

Item 1(b)	Address of issuer’s principal executive offices:

FNB Bancorp, 975 El Camino Real, South San Francisco, CA 94080

Item 2(a)	Name of person filing: Thomas C. McGraw

Item 2(b)	Address or principal business office or, if none, residence:

510 Fawn Drive, San Anselmo, CA 94960

Item 2(c)	Citizenship: USA

Item 2(d)	Title of class of securities: Common Stock

Item 2(e)	CUSIP No.: 302515101

Item 3.   If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)    ☐    An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)    ☐    A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)    ☐    A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)    ☐    Group, in accordance with §240.13d–1(b)(1)(ii)(K).

Page 4 of 5 Pages

Item 4.   Ownership.

(a)    Amount beneficially owned:    164,869 shares

(b)    Percent of class:    5.43%

(c)    Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 8,768

(ii) Shared power to vote or to direct the vote 156,101

(iii) Sole power to dispose or to direct the disposition of 8,768

(iv) Shared power to dispose or to direct the disposition of 156,101

Item 5.   Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

Signature.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 7, 2009.

/s/ Thomas C. McGraw
Thomas C. McGraw